Exhibit 8.1

Subsidiaries of NorthStar Earth & Space Enterprises, Inc.

Name of Entity	Jurisdiction of Incorporation/Formation
NorthStar Earth & Space Inc.	Canada
NorthStar Earth& Space Europe S.a.r.l	Luxembourg
NorthStar Earth & Space Systems, Inc.	Delaware
NorthStar Recovery GP, Inc.	Canada